UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CAZOO GROUP LTD

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G2007L 105

(CUSIP Number)

Ned Staple

General Counsel

Cazoo Group Ltd

41 Chalton Street, London

NW1 1JD

United Kingdom

+44 20 3901 3488

With a copy to:

Valerie Ford Jacob, Esq.

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

May 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 105

1.	Name of Reporting Person Alex Chesterman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 178,369,874
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 178,369,874
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 178,369,874
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.4%*
14.	Type of Reporting Person IN

*	Calculation of percentage ownership in this Schedule 13D with respect to the Reporting Person is based upon a total of 761,352,956 Class A Shares outstanding as of May 2, 2022. Information on Class A Shares outstanding is derived from Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-259778), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on September 3, 2021 (the “Original Statement”) by Alex Chesterman (the “Reporting Person). The Original Statement, as amended by this Amendment (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of Cazoo Group Ltd, a Cayman Islands exempted company (the “Issuer”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment is being filed to disclose recent purchases of Class A Shares by the Reporting Person, and to reflect the conversion of the Issuer’s Class C shares, par value $0.0001 per share, into Class A Shares upon expiration of the Class C Lock-Up Period.

Item 3. Source and Amount of Funds or Other Consideration

The following is added as the second and third paragraphs of Item 3.

Upon expiration of the Class C Lock-Up Period, the Reporting Person’s 177,539,739 Class C Shares were converted into 177,539,739 Class A Shares automatically in accordance with the Articles.

The Reporting Person purchased the Class A Shares disclosed in Item 5(c) of this Amendment with cash.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Statement is hereby amended and restated as follows:

(a) As of May 13, 2022 the Reporting Person beneficially owns 178,369,874 Class A Shares, representing approximately 23.4% of the outstanding Class A Shares.

(b) As of May 13, 2022, the Reporting Person has:

●	sole power to vote or direct the vote of 178,369,874 Class A Shares;

●	shared power to vote or direct the vote of zero Class A Shares;

●	sole power to dispose or direct the disposition of 178,369,874 Class A Shares;

●	shared power to dispose or direct the disposition of zero Class A Shares.

(c) The Reporting Person has effected the following transactions in the Issuer’s Class A Shares in the past 60 days.

●	On May 9, 2022 the Reporting Person purchased 300,000 Class A Shares in a private transaction at a price of $1.23 per Class A Share.

●	On May 10, 2022 the Reporting Person purchased 300,000 Class A Shares in a private transaction at a price of $1.201 per Class A Share.

●	On May 11, 2022 the Reporting Person purchased 230,137 Class A Shares in open market transactions at a price of $1.196 per Class A Share.

(d) Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares beneficially owned by the Reporting Person.

(e) Not applicable.

The information set forth in Items 4 and 6 is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2022

	By:	/s/ Alex Chesterman
	Name:	Alex Chesterman

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